                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                 (Amendment No. 1 (Amendment and Restatement))*

                            TIE/communications, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   872464102
                                 (CUSIP Number)

                           Charles Evans Gerber, Esq.
                            Neal Gerber & Eisenberg
                            Two North LaSalle Street
                                   Suite 2200
                            Chicago, Illinois 60602
                                 (312) 269-8000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 5, 1995
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

1.   NAME OF REPORTING PERSON

          Marmon Holdings, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [   ]

     (b)  [   ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

          00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER          7.  SOLE VOTING POWER
OF                          -0-
SHARES
BENEFICIALLY    8.  SHARED VOTING POWER
OWNED BY                    1,796,681
EACH
REPORTING       9.  SOLE DISPOSITIVE POWER
PERSON                      -0-
WITH
               10.  SHARED DISPOSITIVE POWER
                            1,796,681

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,796,681

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.1%

14.  TYPE OF REPORTING PERSON

          CO

IN ACCORDANCE WITH RULE 13d-2(c) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THIS AMENDMENT NO. 1 (AMENDMENT AND RESTATEMENT) ON SCHEDULE 13D AMENDS AND RESTATES THE SCHEDULE 13D, DATED JULY 10, 1991 (THE "INITIAL SCHEDULE"), PREVIOUSLY FILED ON BEHALF OF THE REPORTING PERSON IDENTIFIED HEREIN. THE INITIAL SCHEDULE WAS AMENDED (BUT NOT RESTATED) ON SEPTEMBER 13, 1995.

Item 1.   Security and Issuer.
          ___________________

This Statement on Schedule 13D relates to shares of common stock, $.10 par value per share ("Common Stock"), of TIE/communications, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 8500 West 110th Street, Overland Park, Kansas 66210.

Item 2.   Identity and Background.
          -----------------------

     This Statement is being filed by Marmon Holdings, Inc., a Delaware corporation ("Marmon"), the principal executive offices of which are located at 225 West Washington Street, Chicago, Illinois 60606 and the principal business of which is as a diversified manufacturing and services company. Certain information concerning the executive officers and directors of Marmon is set forth in Appendix A hereto. Neither Marmon nor, to the best knowledge of Marmon, any of the persons listed in Appendix A hereto, have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     As of July 1, 1991, HCR Partners, an Illinois partnership in which Marmon was a partner ("HCR") owned an aggregate of 2,994,469 shares of Common Stock. With the exception of 3,175 (as adjusted for the 1-for-35 reverse stock split effected by the Company on July 1, 1991 (the "Reverse Split")) shares of Common Stock previously acquired by HCR, all other shares of Common Stock owned by HCR were acquired on July 1, 1991 in connection with, and pursuant to, the Debtors' First Amended Joint Plan of Reorganization (the "Plan"), dated May 17, 1991, of the Company and its affiliates and/or subsidiaries and that certain Exchange Agreement (the "Exchange Agreement") dated as of April 7, 1991, entered into by and between the Company and HCR in connection with the Plan. The Plan was confirmed by the United States Bankruptcy Court for the District of Delaware on June 20, 1991 and it became effective on July 1, 1991 (the "Effective Date"). The Plan is attached hereto as Exhibit A and the Agreement is attached hereto as Exhibit B. Pursuant to an agreement entered into as of July 1, 1991 by and between Marmon and the other partner of HCR, HCR was liquidated and the assets thereof, including, without limitation, the shares of Common Stock, were distributed to each of the partners of HCR, pro rata in accordance with their respective interests in HCR in connection with the liquidation of HCR, Marmon became the direct beneficial owner of 1,796,681 shares of the Company's Common Stock.

Item 4.   Purpose of Transaction.
          ----------------------

     As described above, Marmon acquired direct beneficial ownership of the shares of Common Stock in connection with the liquidation of HCR. Depending upon market conditions and other factors, Marmon may, from time to time, acquire additional shares of Common Stock or dispose of shares of Common Stock in brokerage transactions or in private transactions if appropriate opportunities to do so are available on terms and conditions deemed desirable by Marmon. Except as disclosed herein, Marmon has no present intentions, plans or proposals to liquidate the Company, to sell its assets, to merge it with any other person, to make any other major change in its business or corporate structure or to take any other action listed in paragraph (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

Item 6.   Contracts, Arrangements, Understandings or Relationships
          _______________________________________________________
          With Respect to Securities of the Issuer.
          ________________________________________

     Marmon presently owns 1,796,681 shares of Common Stock or approximately 45% of the issued and outstanding shares thereof. As set forth above in Item 3, Marmon acquired direct beneficial ownership of all of its shares of Common Stock as of July 1, 1991 in connection with the liquidation of HCR.

     During the past sixty days neither Marmon nor, to the best knowledge of Marmon, any of the persons identified in Appendix A hereof have effected any transactions in the Common Stock.

     The Company and HCR entered into a Voting Agreement dated as of June 18, 1991 (the "Voting Agreement"), a copy of which is attached hereto as Exhibit C. Pursuant to the Voting Agreement, HCR agreed that it, together with its "affiliates" (who may be deemed to include Marmon) would, during the 3 year period from the Effective Date of the Plan (subject to certain exceptions), vote all voting securities of the Company beneficially owned by it and its affiliates pro rata in the same manner and proportion that votes of other stockholders of the Company have been cast in the elections of "Minority Designees" (as defined by the Voting Agreement).

     The Company and HCR also entered into a Registration Rights Agreement dated as of June 18, 1991 (the "Registration Agreement"), a copy of which is attached hereto as Exhibit D to the Registration Agreement, the Company granted to HCR certain rights to register the shares of Common Stock held thereby.

     The Company and HCR also entered into the Standby Financing Agreement, dated as of June 18, 1991 (the "Financing Agreement"), a copy of which is attached hereto as Exhibit E to the Financing Agreement. Pursuant to the Financing Agreement, HCR agreed to make available, or to cause a third party to make available, to the Company a credit facility in a principal amount sufficient to refinance any amounts outstanding pursuant to a debtor-in-possession financing facility and the anticipated working capital and other liquidity needs of the Company, up to an aggregate of $10 million, provided that an institutional lender would provide such a facility to the Company on commercially reasonable terms.

     In connection with the liquidation of HCR, Marmon received an assignment of certain of the rights and obligations granted to HCR pursuant to each of the Registration, Voting and Financing Agreements.

     On September 5, 1995, Marmon entered into a Stockholders Option Agreement (the "Option Agreement") among TIE Acquisition Co. ("Buyer"), Marmon and The Pritzker Family Philanthropic Fund, an Illinois not-for-profit corporation (the "Fund" and, together with Marmon, the "Principal Stockholders"), pursuant to which each of the Principal Stockholders (a) granted to Buyer an irrevocable option (collectively, the "Options"), exercisable under certain circumstances described below, to purchase all of the shares of Common Stock the Company owned or hereafter acquired by such Principal Stockholder at a purchase price of $8.60 per share of Common Stock, (b) agreed to tender (and, without prior written notification to Buyer, not withdraw) all of its Common Stock pursuant to and in accordance with the terms of a tender offer (the "Offer") to be made by Buyer pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 5, 1995, among the Company, Buyer and TIE Merger Co., a wholly-owned subsidiary of Buyer, and (c) granted to Buyer an irrevocable proxy to vote such Principal Stockholder's Common Stock (i) in favor of the Merger Agreement and the transactions contemplated thereby, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement, and (iii) against any action or agreement (other than the Merger Agreement) that would impede, interfere with, delay, postpone or attempt to discourage the Merger (as defined in the Merger Agreement) or the Offer.

     The Options are exercisable by Buyer, in whole only and together only, at any time prior to the later to occur of (i) the tenth business day after the termination of the Merger Agreement as a result of the occurrence of one of the events described in Section 8.03(a)(i), (ii), (iv) or (v) of the Merger Agreement and (i) the third business day following the date on which all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder applicable to the exercise of the Options shall have expired or have been earlier terminated.

     Pursuant to the Option Agreement, each of the Principal Stockholders has agreed that it will not, without the prior written consent of Buyer, grant any proxies or enter into any voting trust or other agreements or arrangements with respect to its Common Stock or acquire, sell or encumber any of such Common Stock. Principal Stockholder has also agreed not to (i) seek or solicit any such acquisition, sale or encumbrance of its Common Stock or (ii) initiate, solicit, encourage or knowingly facilitate any inquiries or the making or any proposals regarding any merger, sale of substantial assets, sale of shares of capital stock or similar transactions involving the Company, and to notify Buyer if it is approached or solicited or receives any communications with respect to any of the foregoing.

Item 7.   Material to be Filed as Exhibits.
          ________________________________

          Exhibit A:          Debtors' First Amended Joint Plan of
                              Reorganization.

          Exhibit B:          Exchange Agreement by and between the Company and
                              HCR.

          Exhibit C:          Voting Rights Agreement by and between the Company
                              and HCR.

          Exhibit D:          Registration Rights Agreement by and between the
                              Company and HCR.

          Exhibit E:          Standby Financing Agreement by and between the
                              Company and HCR.

          Exhibit 99.1: Stockholders Option Agreement among Buyer, Marmon and the Fund.

          Exhibit 99.2: Agreement and Plan of Merger among the Company, TIE Acquisition Co. and TIE Merger Co.

NOTE: Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended, only Exhibits 99.1 and 99.2 are being filed electronically in connection with this Amendment No. 1 (Amendment and Restatement) on Schedule 13D. Exhibits A, B, C, D and E were previously filed as paper exhibits.

                              SIGNATURE
                              _________

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     September 15, 1995

                              MARMON HOLDINGS, INC., a Delaware corporation


                              By:  /s/ R.C. Gluth
                                    -------------------------------
                                    R.C. Gluth, Vice President

                              APPENDIX A
                              ----------


Information Regarding Marmon Holdings, Inc.
-------------------------------------------

     The name, business address and present principal occupation or employment of each director and executive officer of Marmon and the name and principal business of any corporation or other organization in which such employment is conducted is set forth below. Each director and executive officer listed below is a United States citizen.

                              Present Principal Occupation
Name and Business Address               Or Employment
-------------------------            -------------

Jay A. Pritzker               Director and Chairman of the
200 West Madison Street       Board of Marmon; Chairman of
Chicago, Illinois  60606      the Board of Hyatt Corporation,
                              a domestic hotel management company

Robert A. Pritzker            Director and President of Marmon
200 West Madison Street
Chicago, Illinois  60606

Robert C. Gluth               Director, Vice President and
225 West Washington Street    Treasurer of Marmon
Chicago, Illinois  60606

Robert W. Webb                Vice President and Secretary of
225 West Washington Street    Marmon
Chicago, Illinois  60606

     Eighty-four percent (84%) of the issued and outstanding common stock of Marmon is owned by Charles Evans Gerber, not individually but solely as trustee of F.L.P. Trusts Nos. 10-17 and 19-21, which trusts were organized primarily for the benefit of members of the "Pritzker Family" of Chicago. As used herein, "Pritzker Family" refers to the lineal descendants of Nicholas J. Pritzker, deceased.

     Charles Evans Gerber is a partner in the law firm of Neal Gerber & Eisenberg and his business address is Two North LaSalle Street, Suite 2200, Chicago, Illinois 60602. To the best knowledge of Marmon, Mr. Gerber has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.